Item 77D - 	Deutsche Tax-Exempt Portfolio (a
series of Cash Account Trust) (the
"Fund")

Effective July 31, 2017, the Fund's principal investment strategy was amended to include the following:

Main investments. The fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal securities, the income from which is free from regular federal income tax and alternative minimum tax (AMT). This policy is fundamental and may not be changed without shareholder approval.